Exhibit 99.1

Double Hull Tankers, Inc. Reports Third Quarter 2007 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, November 19, 2007 – Double Hull Tankers, Inc. (NYSE:DHT) today announced results for the period from July 1 to September 30, 2007. Total revenues for this period were $20.1 million and net income was $6.9 million, or $0.23 per share (diluted). The Board of Directors of DHT has declared a dividend of $0.37 per share, which will be paid on December 12, 2007 to shareholders of record as of the close of business on December 3, 2007. DHT plans to host a conference call at 9 am ET on November 19, 2007 to discuss the results for the quarter. See below for further details.

Third Quarter 2007 Results

Total revenues for the third quarter of $20.1 million ($21.3 million in the third quarter of 2006) consist of $17.8 million in base charter hire revenue and $2.3 million in additional hire under the company’s profit sharing arrangements with Overseas Shipholding Group, Inc. (“OSG”). Of the additional hire, $1.0 million relates to DHT’s Very Large Crude Carriers (“VLCCs”) and $1.3 million relates to DHT’s Aframax tankers. In the quarter ended September 30, 2007, DHT’s VLCCs achieved average time charter equivalent (“TCE”) earnings in the commercial pool of $34,500 per day (compared to $64,200 per day in the third quarter of 2006 and $51,900 per day in the second quarter of 2007) and the Aframax tankers achieved $22,100 per day (compared to $33,000 per day in the third quarter of 2006 and $30,100 per day in the second quarter of 2007), according to data from the commercial pools.

In general, through the profit sharing elements of the charter agreements, DHT earns an additional amount equal to 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The actual average TCE earnings that DHT received for its vessels during the quarter ended September 30, 2007 were $41,000 per day for the VLCCs (compared to $48,000 per day in the third quarter of 2006 and $44,200 per day in the second quarter of 2007) and $25,600 per day for the Aframax vessels (compared to $26,200 per day in the third quarter of 2006 and $26,600 per day in the second quarter of 2007).

Actual average TCE earnings are calculated by dividing the total revenue actually earned by the vessels by the sum of the total days each vessel was on hire during the relevant period, or “revenue days”.  In the quarter ended September 30, 2007, revenue days were 267 for the VLCCs (compared to 244 revenue days in the third quarter of 2006) and 359 for the Aframaxes (compared to 368 revenue days in the third quarter of 2006).

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For the quarter ended September 30, 2007, DHT’s vessel expenses, including insurance costs, were $4.8 million, depreciation and amortization expenses were $4.3 million and general and administrative expenses were $1.0 million. General and administrative expenses include about $0.3 million in one time expense related to a transaction which did not materialize. Net finance expenses, including amortization of deferred debt issuance costs, were $3.2 million for the quarter ended September 30, 2007.

Market Update

The third quarter is traditionally a quarter with soft freight market for tankers, but this year the third quarter turned out to be even weaker than expected.  The tanker market was affected by low refinery demand and drawing on historically high inventory levels. OPEC’s policy of curtailment of supplies to the market by reducing production was reversed by its commitment in September to increase production by 0.5 million bbls/day from November.

China’s demand for oil imports remains the key driver for the growth in demand and import by seaborne transportation.

The strong dry cargo market continue to attract conversion of older, single hull VLCCs to Very Large Ore Carriers and conversion of newbuilding contracts from tankers to dry cargo ships.  Additionally, delays in deliveries of newbuild vessels are having a positive impact on the supply-demand balance of tankers.

The market fundamentals for oil transportation by sea remain solid, based on continued growth in the world economy and demand for oil, and the increase in distances between oil producers and consumers leading to increased tonne-mile demand. Additionally, the high oil price is encouraging increased oil production world wide.

Judging from the current tanker rate environment, the “Winter market” that traditionally takes effect in the fourth quarter, with substantial increase in freight rates compared to the weaker second and third quarters, is still to show its effect.

Vessels’ Charter Arrangements and Vessel Operations

Our current fleet of seven vessels are chartered to OSG from October 2005 for periods of 5-6 ½ years. We believe that the base hire component of each of our time charters will provide us with stable cash flows during market downturns, as our charters provide for fixed monthly base hire payments regardless of prevailing market rates so long as the vessel is not off hire. If market rates exceed the daily base hire rates set forth in our charters, we have the opportunity to participate in any such excess under the profit sharing component of our charter arrangements.

All our vessels are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections. Additionally, our vessels can be subject to unscheduled off hire for ongoing maintenance purposes.

Overseas Rebecca, one of our Aframaxes underwent a scheduled interim survey by Class in the period June – July, which resulted in 9 days of offhire in the third quarter.

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Overseas Ania, another of our Aframaxes was expected to undergo a scheduled interim survey by Class in the third quarter, but this is now rescheduled for the second quarter of 2008.  This vessel is employed in the U.S. lightering trade and it is expected that the scheduled interim survey will result in about 20 days off hire.

There are no scheduled drydockings after this until the end of 2008 or early 2009 (the Aframaxes Overseas Sophie and Overseas Cathy).

Recent Developments

On September 19, 2007, DHT announced an agreement to acquire a 2000 built 153,000 dwt. Suezmax tanker for $90.3 million scheduled for delivery in January / February 2008.  At delivery, the vessel will be bareboat chartered to OSG for a term of ten years at a rate of $26,600 per day.  With the agreement to acquire another Suezmax tanker, announced on July 27, with expected delivery in December 2007, the DHT fleet will consist of nine ships with an average remaining charter period of 5 years.  All nine ships are chartered to OSG.

The acquisition of the two Suezmax vessels is consistent with DHT’s strategy of having a fleet of modern, high quality vessels providing for stable earnings.  Also, the addition of Suezmax tankers is in line with DHT’s strategy to diversify its fleet and to charter its vessels to first rate charterers. The completion of the acquisition is subject to customary closing conditions.

Both vessel acquisitions will initially be financed through DHT’s current credit facility with The Royal Bank of Scotland (RBS) which has been increased to accommodate the acquisition of these vessels.

On October 29, 2007, DHT filed a shelf registration statement with the SEC for a total of $200 million. We intend to use proceeds from sale of any securities under the shelf registration statement for general corporate purposes, which may include, vessel acquisitions, business acquisitions or other strategic alliances, reduction of outstanding borrowings, capital expenditures and working capital.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS
($ in thousands except per share amounts)

	3Q 2007 July 1 - Sept. 30, 2007	3Q 2006 July 1 - Sept. 30, 2006	9 months Jan. 1 - Sept. 30, 2007	9 months Jan. 1 - Sept. 30, 2006

Shipping revenues	$20,149	$21,299	$61,125	$64,860

Vessel expenses	4,751	4,866	14,621	14,041
Depreciation and amortization	4,263	4,263	12,651	12,651
General and administrative	1,026	487	2,574	1,668

Total operating expenses	10,040	9,616	29,846	28,360

Income from vessel operations	10,108	11,683	31,278	36,500

Interest income	291	217	737	680
Interest expense and amortization of deferred debt issuance cost	3,508	3,499	10,495	10,463

Net income	6,892	8,401	21,521	26,717

Basic net income per share	$0.23	$0.28	$0.72	$0.89
Diluted net income per share	$0.23	$0.28	$0.72	$0.89

Weighted average number of shares (basic)	30,026,431	30,006,250	30,022,272	30,006,250
Weighted average number of shares (diluted)	30,040,595	30,017,448	30,037,357	30,014,089

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	Sept. 30, 2007	Dec. 31, 2006

Current Assets
Cash and Cash Equivalents	$6,294	$17,680
Voyage receivables from OSG	2,326	4,009
Unrealized gain on interest rate swap		1,712
Prepaid Expenses	455	331
Prepaid Technical Management Fee to OSG	1,340	1,324
Total Current Assets	10,415	25,056

Vessels, net	309,925	322,577
Other assets incl. deferred debt issuance cost	1,287	1,407
Vessel acquisition deposits	18,303

Total Assets	$339,930	$349,040

Current Liabilities
Accounts payable and accrued expenses	$3,589	$3,456
Unrealized loss on interest rate swap	1,141	-
Deferred Shipping Revenues	6,180	6,169
Total Current liabilities	10,910	9,625

Long term debt	243,000	236,000

Total Stockholders equity	86,020	103,415

Total Liabilities and Stockholders' Equity	$339,930	$349,040

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 9 am ET on November 19, 2007 to discuss the results for the third quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (800) 260-8140 within the United States and +1-617-614-3672 for international calls. The passcode is “Double Hull”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available from 11:00 a.m. ET on November 19, 2007 through 1 p.m. ET on November 26, 2007 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 27834706. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.”  All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions.  We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our latest annual report on Form 20-F entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov.  These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:  Eirik Ubøe
       Phone: +44 1534 639 759 and +47 412 92 712
           E-mail: info@dhtankers.com and eu@tankersservices.com